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SEC

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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSS BORDER PRIVATE CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee J. MacLeod (716)799-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS

OATH OR AFFIRMATION

I, David J. P. Meachin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSS BORDER PRIVATE CAPITAL, L.L.C., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

2/27/17

Notary Public

STEVEN ASSELIN
Notary Public, State of Florida
Commission# FF 44694
My comm. expires Oct. 8, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying statement of financial condition of Cross Border Private Capital, L.L.C. as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Cross Border Private Capital, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental information on pages 8 and 9 has been subjected to audit procedures performed in conjunction with the audit of Cross Border Private Capital, L.L.C.'s financial statements. The supplemental information is the responsibility of Cross Border Private Capital, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information on pages 8 and 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

William T. McCallum CPA P.C.

February 27, 2017

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash	$ 9,580
CRD Daily Account	557
Other Prepaid Expenses	6,004
TOTAL ASSETS	$ 16,141

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,250
Accrued Expenses	-
MEMBERS' EQUITY	14,891
TOTAL LIABILITIES AND MEMBERS' EQUITY	$16,141

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF OPERATION
DECEMBER 31, 2016

INCOME	$ 38,250
EXPENSES	
Professional Fee	15,000
Office Expense (Note B)	2,400
Other Operating Expenses	9,188
TOTAL EXPENSES	26,588
NET INCOME	$ 11,662

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY AT BEGINNING OF YEAR	$ 22,139
NET INCOME	11,662
MEMBERS' CONTRIBUTIONS	1,090
MEMBERS' DISTRIBUTIONS	(20,000)
MEMBERS' EQUITY AT END OF PERIOD	$ 14,891

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$ 11,662
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in Other Prepaid	(545)
Decrease in Parent Prepaid	4,920
Increase in Accounts Payable	1,225
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,262
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	1,090
Members' Distributions	(20,000)
NET CASH USED BY FINANCING ACTIVITIES	(18,910)
NET DECREASE IN CASH	(1,648)
CASH AT BEGINNING OF YEAR	11,228
CASH AT END OF YEAR	$ 9,580
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	-0-

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cross Border Private Capital L.L.C., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company engages in the business of originating, financing, and private placement of corporate equity and/or debt, equity-related private equity funds, and mergers and acquisitions. The Company is a Delaware limited liability company established January 25, 1996.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, no federal or state income taxes are payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Partnership agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Management has analyzed the Company's tax positions taken with respect to applicable income tax issues for all open tax years, and has concluded that no provision for income tax is required in the Company's Financial Statements for the year ended December 31, 2016.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the Company. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the Company's registered representatives for future broker-dealer transactions.

As of November 1, 2003, the Company entered into an office expense-sharing agreement with CBE, whereby, the Company will reimburses CBE for various operating expenses. Effective January 1, 2010 the fee was reduced from $900 to $200 per month. The Company and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the Company. As of December 31, 2016, the Company had prepaid the management fee to its affiliate in the amount of $1,930. Effective January 1, 2017, CBE will no longer pay for Company expense related to the annual audit. Audit fees to be recorded and paid in 2017 for the 2016 Financial Statement Audit will be paid by the Company rather than by CBE as had been the practice previously.

NOTE C: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had net capital of $8,330 which exceeded requirements by $3,330.

NOTE D: SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 27, 2017, the date the financial statements were available to be issued. For the period from January 1, 2017 to February 27, 2017, there were no material subsequent events requiring disclosure.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2016

CREDITS	
Members' equity	$ 14,891
TOTAL CREDITS	14,891
DEBITS	
Non allowable assets:	
CRD Flex Account	557
Prepaid Expenses	6,004
TOTAL DEBITS	6,561
NET CAPITAL	8,330
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $1,250, or $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,330
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	1,250
TOTAL AGGREGATE INDEBTEDNESS	$ 1,250
Ratio: Aggregate indebtedness to net capital	15.01%

Note: There were no material differences between net capital as reported above and net capital as reported in the Company's filed unaudited Part II of Form X-17A-5 as of December 31, 2016.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The L.L.C. is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the L.L.C. carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The L.L.C. does not effectuate any general securities transactions on behalf of its customers. Accordingly, there are no items to report under the requirements of this rule.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING REPORT'S
EXEMPTION REVIEW REPORT
BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Cross Border Private Capital, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cross Border Private Capital, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cross Border Private Capital, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Cross Border Private Capital, L.L.C. stated that Cross Border Private Capital, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Cross Border Private Capital, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cross Border Private Capital, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William T. McCallum CPA PC

New York, New York
February 27, 2017

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Exemption Report

Cross Border Private Capital, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision")

(2) The Company met the identified exemption provision throughout the most recent fiscal year 2016 without exception.

I, David J. P. Meachin affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: David J. P. Meachin

David J. P. Meachin
Chief Executive Officer, Cross Border Private Capital, L.L.C.

Date: February 27, 2017